TV AZTECA

                           FIRST QUARTER EBITDA UP 8%
                TO A RECORD OF PS.601 MILLION (US$54 MILLION)

          --Net Sales Increase 8%, to All-Time High Level for a 1Q--

                          --136% Growth in Net Income--


FOR IMMEDIATE RELEASE

      MEXICO CITY,  APRIL 27, 2004--TV  Azteca,  S.A. de C.V.  (NYSE:  TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today all-time high first quarter net sales of Ps.1,539 million (US$138 million), up 8% from the same period of 2003. First quarter EBITDA was Ps.601 million (US$54 million), 8% above the same period a year ago. EBITDA represents a six-year record high for a first quarter. EBITDA margin for the quarter was 39%, the same as the prior year period.

      "Our solid fundamentals translate into robust profitability and ongoing tangible benefits for our stakeholders," said Pedro Padilla, Chief Executive Officer of TV Azteca. "In adherence to our plan for uses of cash, shareholders approved cash distributions of US$55 million for this year. During the quarter we also fully amortized our US$125 million note due February 15, and we expect further capital structure improvements in coming quarters."

      The company's plan for uses of cash entails reducing TV Azteca's debt by approximately US$250 million, and making cash distributions to shareholders above US$500 million by 2008.

FIRST QUARTER RESULTS

      Net sales grew 8% to an all-time high level of Ps.1,539 million (US$138 million), up from Ps.1,422 million (US$127 million) for the same quarter of 2003. Total costs and expenses rose 8% to Ps.938 million (US$84 million), from Ps.865 million (US$78 million) for the same period of last year. As a result, the company reported EBITDA of Ps.601 million (US$54 million), 8% higher than Ps.557 million (US$50 million) in the first quarter of 2003, and a six-year record. Net income for the quarter was Ps.183 million (US$16 million), 136% higher than net income of Ps.78 million (US$7 million) for the same period of 2003.

      Millions of pesos1 and dollars 2 except percentages and per share amounts.

      --------------------------------------------------------------------------
                              1Q 2003         1Q 2004           CHANGE
                                                             US$        %
      --------------------------------------------------------------------------
      NET SALES
           Pesos              Ps. 1,422       PS. 1,539
           US$                US$ 127         US$ 138         10       +8%
      EBITDA(3)
           Pesos              Ps. 557         PS. 601
           US$                US$ 50          US$ 54           4       +8%
      NET INCOME
           Pesos              Ps. 78          PS. 183
           US$                US$ 7           US$ 16           9       +136%
      INCOME PER ADS(4)
           Pesos              Ps. 0.41        PS. 0.96
           US$                US$ 0.04        US$ 0.09        0.05     +136%
      --------------------------------------------------------------------------

      (1)   Pesos of constant purchasing power as of March 31, 2004.
      (2) Conversion based on the exchange rate of Ps.11.15 per US dollar as of March 31, 2004.
      (3) EBITDA is Profit Before Depreciation and Amortization under Mexican GAAP.
      (4) Calculated based on 191 million ADSs outstanding as of March 31, 2004.


NET SALES

      "Our compelling programming grid effectively reached the target audiences of our domestic clients, which was fundamental in achieving our 8% overall sales growth during the quarter," said Mario San Roman, Chief Operating Officer of TV Azteca. "Throughout the three month period our sales force experienced consistent advertising demand, and was successful in closing sizeable ad contracts for major brands in Mexico."

      First quarter net revenue also includes sales from Azteca America--the company's wholly-owned broadcasting network focused on the U.S. Hispanic market--of Ps.65 million (US$6 million), compared with Ps.3 million (US$0.3 million) of the same period a year ago. Azteca America revenue is composed of Ps.38 million (US$3 million) in sales from the Los Angeles station KAZA-TV, and Ps.27 million (US$2 million) from network sales.

      During the quarter, TV Azteca also reported sales of programming abroad of Ps.36 million (US$3 million), compared with Ps.42 million (US$4 million) of the first quarter of the prior year. The primary programs sold abroad during the quarter were the company's novelas Mirada de Mujer el Regreso, sold mostly in Central America, and La Hija del Jardinero, sold in Europe and Latin America.

      During the first quarter, TV Azteca reported content and advertising sales to Todito.com of Ps.70 million (US$6 million), and Ps.32 million (US$3 million) in advertising sales to Unefon. In the first quarter of 2003, sales to Todito and Unefon were Ps.38 million (US$3 million) and Ps.29 million (US$3 million), respectively.

      In accordance with the terms of the advertising contract between Unefon and TV Azteca, during the first quarter Unefon paid to TV Azteca in cash the Ps.35 million (US$3 million) of advertising purchases placed within the prior three month period.

      During the quarter, barter sales were Ps.52 million (US$5 million), compared with Ps.24 million (US$2 million) in the same period of the prior year. Inflation adjustment of advertising advances was Ps.51 million (US$5 million), compared with Ps.34 million (US$3 million) for the first quarter of 2003.

COSTS AND EXPENSES

      The 8% increase in first quarter costs and expenses resulted from the combined effect of a 12% increase in programming, production and transmission costs to Ps.665 million (US$60 million), from Ps.593 million (US$53 million) in the prior year period, and constant administration and selling expense at Ps.273 million (US$24 million).

      "Strategic production efforts at the Los Angeles station and Azteca America Network to optimally capture growing ad opportunities contributed to cost increases during the quarter," commented Carlos Hesles, Chief Financial Officer of TV Azteca. "The specific content production significantly boosts loyalty from target audiences within entire key day parts, resulting in superior revenue and solid prospects for sustained sales and profitability expansion."

      "Adding to the initiatives to capture U.S. Hispanic opportunities, not present in the prior year, we experienced difficult comparables domestically," added Mr. Hesles. "A year ago we substituted a prime-time novela with La Academia, our musical reality show, with the costs of its facilities fully amortized in prior periods, whereas this quarter we built a standard programming grid, which included an additional prime-time novela, and its associated costs."

      Congruent with the growing production efforts, TV Azteca increased its overall number of hours of internally produced programming during the quarter, to 2,093 from 1,960 in the same period of the previous year.

      The constant administration and selling expense at TV Azteca reflects controlled personnel, travel, services and operating expenses, despite increased domestic and international operations.

EBITDA AND NET INCOME

      The 8% increase in first quarter net sales, combined with the 8% growth in costs and expenses, resulted in EBITDA of Ps.601 million (US$54 million), up 8% from Ps.557 million (US$50 million) a year ago.

      First quarter net income increased 136% to Ps.183 million (US$16 million) from Ps.78 million (US$7 million). The increase was primarily influenced by a Ps.23 million (US$2 million) exchange gain following a 1% peso appreciation against the dollar during the quarter, compared with a Ps.96 million (US$9 million) exchange loss resulting from a 3% depreciation of the peso in the same quarter of 2003.

      During the quarter, the company recorded other expenses of Ps.102 million (US$9 million), compared with Ps.85 million (US$8 million) a year ago. Other expenses for the quarter were primarily composed of Ps.35 million (US$3 million) of charitable donations, Ps.36 million (US$3 million) of advisory fees, Ps.26 million (US$2 million) from the recognition of 50% of the net loss of Todito.com in TV Azteca's financial statements, and Ps.5 million (US$0 million) of the net effect of the recognition of gains from Monarcas, TV Azteca's soccer team, and other expenses.

      Loss on monetary position was Ps.44 million (US$4 million) compared with a loss of Ps.14 million (US$1 million) for the same period of 2003. The rise in monetary loss is explained by an increase in the company's net asset monetary position.

      GENERATION AND USES OF CASH

      "Our sound financial results translated into robust free cash generation during the quarter, which is a solid step towards our goal of US$150 million in free cash creation for the full year 2004," Mr. Hesles added.

      As was previously detailed, on March 10 TV Azteca collected US$17 million in cash from the 2001 credit support agreement in favor of Unefon. The remaining debt from Unefon to TV Azteca under the credit agreement, after the cash payment, is US$10 million. The company noted it has been released from any outstanding contingent liability related to the credit support agreement.

      Adhering to the timetable of the company's plan for uses of cash, during the quarter, TV Azteca fully amortized its US$125 million 101/8% note due February 15, 2004. The payment was composed of US$60 million from TV Azteca's cash position and US$65 million of unsecured financing obtained from financial institutions, on market terms.

      The company noted the solid fundamentals together with its strict adherence to the plan for uses of cash results in overall debt reduction, which translates into stronger capital structure, benefiting both shareholders and noteholders.

      On April 15, the company's shareholders approved US$55 million in cash distributions to be paid during 2004. A payment of US$33 million is scheduled to be made on May 13, and another of approximately US$22 million on November 11.

DEBT OUTSTANDING

      As of March 31, 2004, the company's total outstanding debt was Ps.6,056 million (US$543 million). TV Azteca's cash balance was Ps.1,975 million (US$177 million), resulting in net debt of Ps.4,081 million (US$366 million).
 The total debt to last twelve months (LTM) EBITDA ratio was 1.7 times, and net debt to EBITDA was 1.2 times. LTM EBITDA to net interest expense ratio was 6.1 times.

      The company noted that excluding--for analytical purposes--US$120 million debt due 2069, total debt was Ps.4,720 million (US$423 million), and total debt to EBITDA ratio was 1.4 times.

COMPANY PROFILE

      TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

      Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               INVESTOR RELATIONS:

              Bruno Rangel                           Omar Avila
             5255 3099 9167                        5255 3099 0041
        jrangelk@tvazteca.com.mx               oavila@tvazteca.com.mx

                                MEDIA RELATIONS:

            Tristan Canales                         Daniel McCosh
            5255 3099 5786                         5255 3099 0059
        tcanales@tvazteca.com.mx               dmccosh@tvazteca.com.mx


(financial tables follow)

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                      CONSOLIDATED RESULTS OF OPERATIONS*
         (MILLIONS OF MEXICAN PESOS OF MARCH 31, 2004 PURCHASING POWER)

                                          FIRST QUARTER OF:           FIRST QUARTER OF:
                                        --------------------       -----------------------
                                          2003        2004           2003            2004                CHANGE
                                        --------    --------       -------         -------           --------------
                                                                            MILLIONS OF US DOLLARS **
                                                                   -----------------------------------------
NET REVENUE                             PS 1,422    PS 1,539       US$ 127   100%  US$ 138   100%    US$ 10     8%
Programming, production and
  transmission costs                         593         665            53    42%       60    43%         6     12%
Sales and administrative expenses            273         273            24    19%       24    18%        --      0%
                                        --------    --------       -------         -------           -------

EBITDA                                       557         601            50    39%       54    39%         4      8%

Depreciation and amortization                 88          97             8               9                1
                                        --------    --------       -------         -------           -------

OPERATING PROFIT                             469         504            42    33%       45    33%         3      7%
                                        --------    --------       -------         -------           -------

Other expense -Net                           (85)       (102)           (8)             (9)              (2)
                                        --------    --------       -------         -------           -------

Comprehensive financing cost:
Interest expense                            (187)       (184)          (17)            (16)               0
Other financing expense                      (10)        (16)           (1)             (1)              (1)
Interest income                               47          49             4               4                0
Exchange (loss) gain -Net                    (96)         23            (9)              2               11
Loss on monetary position                    (14)        (44)           (1)             (4)              (3)
                                        --------    --------       -------         -------           -------

Net comprehensive financing cost            (260)       (172)          (23)            (15)               8
                                        --------    --------       -------         -------           -------

INCOME BEFORE PROVISION FOR INCOME TAX       123         230            11     9%       21     15%        10    87%

Provision for income tax                     (45)        (47)           (4)             (4)               (0)

                                        --------    --------       -------         -------           -------
NET INCOME                                 PS 78      PS 183         US$ 7     5%   US$ 16     12%     US$ 9   135%
                                        ========    ========       =======         =======           =======

                                        --------    --------       -------         -------           -------
NET INCOME OF MINORITY STOCKHOLDERS        PS  0        PS -         US$ 0          US$ -             US$ (0)
                                        ========    ========       =======         =======           =======

                                        --------    --------       -------         -------           -------
NET INCOME OF MAJORITY STOCKHOLDERS        PS 78      PS 183         US$ 7     5%   US$ 16     12%     US$ 9   136%
                                        ========    ========       =======         =======           =======

END OF PERIOD EXCHANGE RATE             PS 10.76    PS 11.15

*     Mexican GAAP.
** The U.S. dollar figures represent the Mexican peso amounts as of March 31, 2004 expressed as of March 31, 2004 purchasing power, translated at the exchange rate of Ps. 11.15 per U.S. dollar.

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS*
         (MILLIONS OF MEXICAN PESOS OF MARCH 31, 2004 PURCHASING POWER)


                                             AT MARCH 31,               AT MARCH 31,
                                      ----------------------      ----------------------
                                        2003          2004          2003          2004            CHANGE
                                     ---------     ---------     ---------     ---------     ----------------
                                                                         MILLIONS OF US DOLLARS**          %
                                                                   -----------------------------------   ----
CURRENT ASSETS:
Cash and cash equivalents             Ps 1,857      Ps 1,975       US$ 166       US$ 177       US$ 11
Accounts receivable                      4,375         4,275           392           383           (9)
Other current assets                     1,078         1,084            97            97            1

TOTAL CURRENT ASSETS                     7,310         7,334           655           658            2      0%

Accounts receivable from Unefon          2,175         1,753           195           157          (38)
Investment in Azteca America             1,215         1,440           109           129           20
Exhibition rights                        1,392         1,025           125            92          (33)
Property, plant and equipment-Net        2,368         2,180           212           195          (17)
Television concessions-Net               3,945         3,915           354           351           (3)
Invesment in Todito                        315           195            28            17          (11)
Other assets                               948           830            85            74          (11)
Invesment in Unefon                      1,830          --             164          --           (164)
Invesment in Cosmofrecuencias              374          --              34          --            (34)
Goodwill -Net                              667           591            60            53           (7)

TOTAL LONG TERM ASSETS                  15,229        11,929         1,365         1,069         (296)   -22%
                                     ---------     ---------     ---------     ---------     --------

TOTAL ASSETS                         Ps 22,539     Ps 19,263     US$ 2,021     US$ 1,727     US$ (294)   -15%
                                     =========     =========     =========     =========     ========

CURRENT LIABILITIES:
Short-term debt                         Ps 519        Ps 776        US$ 47        US$ 70       US$ 23
Guaranteed senior notes                  1,402          --             126          --           (126)
Other current liabilities                1,549         1,174           139           105          (34)

TOTAL CURRENT LIABILITIES                3,470         1,950           311           175         (136)   -44%

LONG-TERM DEBT:
Guaranteed senior notes                  3,365         3,346           302           300           (2)
Bank loans                                  37           598             3            54           50
TOTAL LONG-TERM DEBT                     3,402         3,944           305           354           49
OTHER LONG TERM LIABILITIES:
American Tower Corporation (due 2019)    1,343         1,336           120           120           (1)
Advertising advances                     4,400         4,592           394           412           17      4%
Unefon advertising advance               2,236         2,072           200           186          (15)
Todito advances                            500           266            45            24          (21)
Other long term liabilities                201           126            18            11           (7)
Deferred income tax payable                 27           206             2            18           16

TOTAL OTHER LONG-TERM LIABILITIES        8,707         8,598           781           771          (10)    -1%
                                     ---------     ---------     ---------     ---------     --------

TOTAL LIABILITIES                       15,579        14,492         1,397         1,299          (97)    -7%

TOTAL STOCKHOLDERS' EQUITY               6,960         4,771           624           428         (196)   -31%
                                     ---------     ---------     ---------     ---------     --------

TOTAL LIABILITIES AND EQUITY         Ps 22,539     Ps 19,263     US$ 2,021     US$ 1,727     US$ (294)   -15%
                                     =========     =========     =========     =========     ========

End of period exchange rate           Ps 10.76      Ps 11.15


*     Mexican GAAP.
** The U.S. dollar figures represent Mexican peso amounts as of March 31, 2004, expressed as of March 31, 2004 purchasing power, translated at the exchange rate of Ps. 11.15 per U.S. dollar.

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

          MILLIONS OF MEXICAN PESOS OF MARCH 31, 2004 PURCHASING POWER

                                                   FIRST QUARTER ENDED MARCH 31,
                                                   -----------------------------
                                                       2003               2004
                                                    --------            --------
OPERATIONS:
-----------

Net income                                             Ps 79             Ps 183
Charges (credits) to results of operation
  not affecting resources:
Amortization of goodwill                                  11                 10
Depreciation                                              77                 87
Equity in affiliates                                     (37)               (19)
Deferred income tax                                        -                 22

Net change in accounts receivable, inventories,
  exhibition rights, related parties, accounts
  payable and accrued expenses                           549              1,284
Unefon advertising advances                              (32)               (36)
Todito advertising, programming,
  and services advances                                  (53)               (59)
Advertising advances                                    (295)              (388)
                                                    --------            --------
Resources provided by operations                         299              1,084
                                                    --------            --------

INVESTMENT:
-----------

Acquisition of property, machinery
  and equipment - Net                                    (76)               (65)
                                                    --------            --------
Resources used in investing activities                   (76)               (65)
                                                    --------            --------

FINANCING:
----------

Guaranteed senior notes                                  101             (1,502)
Bank loans - Net                                          62                (76)
Stock options exercised                                    -                 14
                                                    --------            --------

Resources provided by (used in)
  financing activities                                   163             (1,564)
                                                    --------            --------
Increase (decrease) in cash and cash equivalents         386               (545)
Cash and cash equivalents at beginning of
  period                                               1,471              2,520
                                                    --------            --------
Cash and cash equivalents at end of period          Ps 1,857           Ps 1,975
                                                    --------            --------